Free Writing Prospectus

Van Eck Merk Gold Trust

VanEck September Webcast

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Pursuant to 433/164

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VanEck September Webcast

Tom Lydon: Hi, I'm Tom Lydon, editor of "ETF Trends." Welcome to today's webcast, "A Golden 2016 -- Where does Gold go from Here?" Today's webcast is sponsored by VanEck. We're thrilled that you're with us today. Very timely, based on everything that's going on in the market.

Some of the things we'll be touching on today will include factors impacting gold investments. We'll talk about gold and a gold market outlook. We'll discuss innovative solutions to solve paper gold concerns related to bullion ETFs, and also how advisers can incorporate gold into a diversified investment portfolio.

Before I introduce today's speakers, allow me to go through a few housekeeping items. First and foremost, I imagine with everything that's going on in the market and the popularity of gold, we're going to have a lot of questions from you.

If you do have a question, just click on that Q&A button, it's on the right hand side of your screen, type in your question any time, and we're going to try to get to as many questions as possible towards the end of the presentation.

As a special incentive, that adviser that asks the best question according to our panelists will win $50 Starbucks gift card. In addition to your questions, we've got questions for you. We're interested in your feelings about gold today and how you're positioning gold in your portfolio.

Periodically, we're going to throw out a polling question, really easy to participate. All you need to do is click on the multiple choice answer that fits you best, and that'll show up on the screen. We'll give everybody a few seconds to answer that. We love your participation for that as well.

I want to remind everybody that there's a green folder in the bottom of your screen, there's a copy of today's PowerPoint presentation. If you like it, you want to share with colleagues, if there's a slide you'd like to share with a client, feel free to download that at any point.

Also, there's some additional information, profile and perspective on OUNZ that we're going to be talking about in a little bit. With that, it's my pleasure to introduce today's panelists. First Imaru Casanova is senior analyst for the gold equity strategy at VanEck.

She specializes in gold and precious metals. Also serves in the investment team of the firm's global hard asset strategy. She's been on the investment management team since 2011. Imaru, it's a pleasure to have you with us today.

Next, Axel Merk is president and chief investment officer of Merk Investments, and manager of Merk Funds, and the VanEck Merk Gold Trust. He's an authority on currencies and actually was recognized as an expert on the global economy, monetary policy, and international investing.

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Axel is a pioneer in using strategic currency investing including gold to seek diversification and portable alpha. Axel, it's great to have you with us as well.

Axel Merk: Great to be with you.

Tom: Finally Brandon Rakszawski is product manager at VanEck. He joined VanEck in 2011 and serves as product manager of its hard assets and US strategic equity ETF lineup. Brandon's responsibilities include product development, market research, competitive analysis, and marketing. Brandon, it's great to have you back.

Brandon Rakszawski: Thanks, Tom.

Tom: Folks before we get started here's a question for you the advisers on today's call. How do you prefer to access gold? Through mutual funds, close-end funds, ETFs, direct ownership of coins or bars, or other, or maybe you don't allocate to gold.

Whatever question best suits you or answer best suits you would be great. We are going to share the results as I mentioned towards the end of the presentation. While you are answering that, Imaru maybe you can get us started. There's a lot of talk about gold today. What's been going on in the gold area in 2016?

Imaru Casanova: Thank you Tom. Good afternoon everyone. Thank you for joining us today. I'm going to briefly summarize for you our views and outlook for the gold sector. I'll speak first about the commodity, and then I'll make some comments about the gold mining companies.

Let's start with what's happened so far this year in the gold market. As I speak for the next few minutes you can refer to slides five through eight. They summarize what we think has been the main drivers this year.

We think the first rate hike by the Fed in December of 2015 marked the end of the gold bear market that lasted from 2011 to 2015.In early 2016, investors once again started to worry about global risk.

This, we think, was brought about by the adoption of negative interest rates by the Japanese Central Bank, and the European Central Bank, the inability of the Fed to raise rates amid what continues to be signs of weak economic growth in the US, and then of course came the UK voting to leave the EU.

Brexit brought with it a lot of uncertainty, and it really added to risk in the global financial system. Overall, we feel there's been a loss of confidence in central banks and their ability to stimulate growth.

In addition, and you see that in slide A, the dollar, which was one of the biggest headwinds for gold in the previous cycle, has been weak this year, so that's also been positive for gold.

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Investors have rushed to gold as a store of wealth against financial risk. Gold is up almost 25 percent year-to-date. I had to correct that from 27 percent just a couple of days ago, but obviously a great move so far this year.

This has been driven by very strong investment demand. We have seen investments in gold bullion ETFs, broader [inaudible 6:58] investment demand, and so far this year, the demand for those products has been relentless, the strongest they have been since '09. I'll speak a little bit more about that later.

What's our outlook? We expect the strength in the gold market to continue. We think this is the beginning of the next leg of the secular gold bull market, and we believe there are many factors supporting this.

First of all, a continuation of the factors that I mentioned earlier, that we believe have been supporting gold this year. Many of those risks are not going away. If anything, they might worsen. If you look at slides 9 and 10, you'll see our chart and some comments on negative real rates.

That is inflation. Real rates are adjusted for inflation, so inflation-adjusted interest rates. Typically negative real rates are positive for gold. Real rates had been increasing since 2011, and turned positive for a bit, but are now back to negative territory in 2016. This has historically and generally been positive for gold.

Central banks continue to experiment with the financial system. There are now about $13 trillion of negative yield in debt, globally. I was sharing this same slide just a couple of months ago, and the number was $11 trillion.

Now we've had to update that to $13 trillion, so you can see the trend there in that chart, which is on slide 11, and what's happening. These policies that these banks are implementing distort capital allocation, and we think this could lead to investors disengaging entirely.

These policies create a lot of stress for institutions such as banks, pension funds, insurance companies. None of us could really think about negative yielding instruments not too long ago. You can imagine what this means for the global financial system in general.

As I mentioned, on the demand side, flows into gold bullion-backed ETFs have been very strong this year, and holdings continue to increase. You can see how holdings declined there on slide 12, how holdings declined dramatically from 2011 to 2015, reaching pre-financial crisis level.

Despite the fact that we're there's an increase of 39 percent in holdings so far this year, you can see we're still well below the 2012 peak. As reference, the number as of September 7 was 65 million ounces held by this instrument versus the peak in 2012, which was about 84 million ounces. It gives you an idea of where we're at. Also in...

[crosstalk]

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Tom: Imaru, I don't want to interrupt, but I'd love to pull Axel in for a second, and especially as we look at these flows. Axel, based on what Imaru shared with us earlier, do you agree with what she's saying, and is there anything else you would add to that?

Axel: Welcome everybody, and it's great to be with you. I don't disagree with anything Imaru says. Maybe I'd like to add a little bit of flavor. One of the first things that Imaru said is that the bottom of the bear market was when the Fed started to hike rates.

Of course, that's exactly the opposite of what "everybody" was thinking. Why is it that when the Fed actually starts raising rates, that the price of gold starts moving higher? My take on that is that we have been told for such a long time that the rate hike would be coming, we would get a normalization.

We would do all kinds of things, that that had caused a re-pricing in the market. We've had this dollar rally that extended for quite some time, and the various drivers that came to that, but the short of it is that there's this perception in the market that when rates go up, that the dollar is strengthening and gold goes down.

That's simply not supported by the data. Historically, when there's an anticipation of the first rate hike, yes, then the dollar goes up, but when these rate hikes actually are coming to fruition, the picture is far more mixed.

Indeed, we believe that the reason why gold then has gone up is shown on the page number nine, is the real rate story. What's becoming, I think, every clearer...and this morning on Bloomberg, for example, Martin Feldstein, the Harvard professor, said that the Fed seems to be determined to be having real rates that are low to negative.

It depends a bit, of course, on what measure you use for real rates, but the Fed is interested in real rates that are low to negative. If you take gold, what is gold? Gold is a brick. Gold doesn't do anything, but doing nothing might be better than having your purchasing power erode with negative real rates.

When real rates are low to negative, that's kind of a long-term boost to the price of gold. Clearly, there are other factors that affect it, but that's a simple way to think about it. Back to you.

Tom: Great, excellent. Imaru, we were talking about flows here. How much does flows into ETFs actually affect the price of gold? Have we actually got to the point where demand within gold-related ETFs might actually affect the price of gold?

Axel: I'll pass that to the next...

[crosstalk]

Imaru: Thank you. These trends that we have seen this year, that's why we're...Investment demand on the gold price increases. It's all driven by investment demand. Jewelry demand and such, fabrication demand, tends to be more of a floor for the price of gold in an environment of rising gold prices.

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It's all being determined by that demand, and you can see how. Another slide that I wanted to point out to show this sort of change in positioning is slide 13, where we show what's happening with the COMEX positioning.

It shows how the longs are back in favor, with net long positions reaching now a new all-time high, another very strong indication of investment demand. On the supply side, there's a slide there. The next slide is 14. We think we have reached peak gold, and this is important.

We think supply has peaked here or will peak in the next few years, and we suspect declines in global gold production in the longer term. While supply has not been a driver, but rather typically sets a floor for the gold price, we suspect in the future it could become a more important driver as production declines.

That's another supportive point for gold in the longer term.

Tom: Imaru, is it more difficult to get an ounce of gold out of the ground these days?

Imaru: Yeah, it's becoming more difficult. Not so much to get it out, but to find it, and there's different reasons for that, whether it is that we've discovered a lot of what was to be discovered, or whether it is because it's increasingly more difficult to get to some of the places that haven't been explored.

There's a lot more environmentally and otherwise that we have to worry about when we're talking about discoveries. Obviously, the past few years haven't helped in that companies haven't been able to spend as much money exploring and putting money towards finding those deposits. A combination of all those aspects is driving that.

Tom: Axel, are costs for exploration going up because the easy gold, let's say, is found, or in order to get at gold in those areas, they may be in parts of the world where it's more difficult?

Axel: On the cost side, specifically, I think I'd rather have VanEck chime in to that since they are studying the mining side much more. The side that I focus on more, and if I can chime in on that, is really maybe on the bigger macro picture.

That in the past, one of the challenges in the previous run-up we had until the decline we had in recent years, gold miners hadn't really kept up. The reason, I believe, was that all the stakeholders wanted to have a piece of the action.

I think one of the key drivers, with that, I mean the employees, tax authorities, and also the miners, were mostly interested in maximizing on more ounces. Now, it's just that the miners have become much more prudent in looking at the bottom line, and so they're much more cautious and selective.

Then of course, with the commodity decline, that access to credit is also a little bit tighter. I'd rather have an outcome focused on the specifics on the cost side.

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Tom: Axel, back to you on demand, and I think a lot of times we don't spend as much time giving emerging markets credit for overall gold demand, but what I understand, it's the lion's share of demand, especially consumer demand outside the US. Is that right?

Axel: Clearly there is historically substantial demand coming out of India, for example, and we're just entering the season where demand is picking up. When prices are very high, they are quite sensitive to that as well.

Overall, there has clearly been a shift in the demand over to the East. There's a saying that gold goes where the wealth is, and so anecdotally, you have the coin dealers. They get the coins of folks who need money in the US, and then take them back to the places of origin, where they get more for the coins.

Those coins are traveling back. When I visit vaults, there's a clear indication that some of the gold has traveled eastwards, and so from that point of view, yes, there's clearly demand in Asia.

Tom: Imaru, back to you. When you put this chart together, it's pretty attractive from a technical standpoint.

Imaru: Yeah, we're looking here with the chart there to show the trend. That's basically my last point on where we see this actually. I'm not a technician by any means, and it's certainly not what drives our investment decisions here.

Technically, if you look at the gold price chart, you'll see the downtrend of the last bear market. It's like 15 there. You'll see that trend has been broken and a new positive trend has been established. That also looks attractive.

On price outlook, where do we go from here, let me first say we don't produce a gold price forecast here at VanEck, but everyone, of course, always wants to have an idea of what we're thinking for prices. We think we may test or get through the $1,400 level by year end. That's our shorter-term view.

Yes, of course, at some point we may have a correction this year. The summer is typically the weaker season for gold, but the [inaudible 28:56] increased global financial risk and gold held up through the summer.

Now that Brexit is sort of out of the way and old news, the market is, again, obsessed with the Fed's rate decision. The next important day will be the September 21st set rate decision. We may seem some weakness around that and before that.

Obviously, you may guess a rate hike would be perceived as negative for gold. That could lead to a deeper correction. I talked about a new bull trend forming in the gold price this year. The base of that trend we see currently around $1,290.

We see holding through $1,290 through September would be a further sign of resilience in the gold market. A lower gold price would be disappointing, of course, but to us it would just indicate a new trend line.

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If we don't get a correction this year, we'll likely get it at some point in early 2017 we think, but, as I said, we think we're in a bull market for gold. We think this trend of '16 continues into '17 and longer term, and we see prices going higher from here, supported by all the factors we have mentioned, which we think will continue to drive investors to gold.

[crosstalk]

Tom: Any comments, Axel, on this chart as far as the technical rebound that we've had and any price targets?

Axel: Let me make some general comments. When we look at the price of gold, we look at it...I already said it's merely a brick. Right? What does it do? What it does is it provides potentially good diversification for portfolio. There are two components that are part of that.

One is you'd like to have a positive return expectation, and one is you'd like to have a low correlation to what else you have in the portfolio. The one thing about the gold is, looking here at the technical, it's just not correlated to other things.

Compared to the equities, we tend to have a near zero correlation long-term, and the reason that's of interest is, of course, that when you have asset prices that through QE, through the various [inaudible 21:14] , efforts have been elevated.

You're looking for something that might be inversely correlated or not correlated as equities are coming down. Now that doesn't mean, of course, the price of gold is going to come down every day when equity goes up and vice-versa, but when you have the zero correlation there is that potential there.

Added to that, of course, Imaru mentioned that, yes, when there's a central bank event or a big speech coming up, people tend to be hesitant to dedicate capital because central banks would love to raise rates.

Except they don't do it, and, to maybe add to the other discussion, the reason I think we cannot do it is because we've based as we cover an asset price inflation. Whenever they try to raise rates, asset prices come back down, and that would also have an impact on economic growth. That's why they're a hostage of that.

In the long run, one of the reasons we think that we're going to have an extended period of low to negative rates -- I've been quoted as saying that 10 years from now I don't think we can have positive rates -- is because we have too much debt.

We have too much debt in the US. We have too much debt in Europe. We have too much debt in Japan. The "preferred" way to deal with that in many places around the world is by keeping real rates very low to debase the purchasing power.

If I go back here to the technical, what we have seen, we have seen a broadening interest in gold and specifically elsewhere in OUNZ and other gold ETFs. Whenever prices of gold come down, there's renewed interest coming in.

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We are in a period where people are taking these drops as buying opportunities, and I believe one of the reasons why they do that is because, if you have a portfolio that has appreciated in price, you want to rebalance. Where on earth do you rebalance to when "everything else" is also expensive?

The price of gold here with its low correlation to equities is something to consider. Then, as far as to just round it out, I said the other reason why you may want to consider something for investment is a positive price expectation or return expectation.

If you take the scenario that we might have a decline in stocks, in every bear market since the early 1970s, gold has appreciated with the big except, there was a big decline, when Paul Volcker hiked real interest rates quite substantially.

If you think we have a Paul Volker at the Feds, then I would stay away from gold. Otherwise, if you want diversification in case we do have a more serious correction in the market, gold is something for investors to look at.

Tom: Great, excellent. We tried to touch on the price of getting an ounce of gold out of the ground. Obvious at VanEck you folks specialize in that. Maybe touch on that a little bit as far as what the environment brings us today.

Imaru: Specifically on the finding cost, you mentioned before exploration cost, that varies across companies. Some can do it for 20 bucks an ounce, and some can do it for much more than that or less. As far as the actual cost of getting gold out of the down, the metric these days is sort of the all-in sustaining cost.

That's a pretty good gauge of what it costs to bring out an ounce. The main message here is that those costs have come down. If you look at '16, and we're sort of diving now into the gold transition and now here to talk about the gold mining equities, you'll see what's happening to cost.

The cost inflation that built up through the last cycle, we're now back at levels at around...We have 2016 estimates here of $916 per ounce. It gives you an idea of what it costs, on average, and this would be for a universe of mid-tier and large producers, what it costs to produce an ounce of gold.

It also explains why gold miners were poor performers in recent years. During the last gold bull market, costs got quite out of control. Companies got too big. Growth at any cost led to really poor investment and low return on capital.

Finally, all of that, exacerbated by the fact, of course, that we had a drop in gold prices, really drove shareholders away from this company. As you can see in the chart, but more generally just on what's happened in this sector, there has been a change.

About three or four years ago new management teams and new strategies were put in place. This sector is now in what we consider pretty good shape. Costs have been significantly reduced, and companies are generating cash again.

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Companies are starting to focus on growing cash flow rather than just growing production. Debt, which was a concern and still is to some extent, but a lot less, that has been and continues to be paid down. Balance sheets are in much better shape.

Companies are being very, very rigorous in their capital allocation decisions to make sure that they're generating good returns for their shareholders. This sector, as a whole, has turned around. Obviously, with the gold price rally this year, as I'm sure you're all aware, it has led to spectacular performance for gold equities.

VanEck Gold Miners ETF, the GDX is up almost a hundred percent. It was 100 percent a couple days ago, 97 percent as of yesterday. We typically get asked if the equities have peaked here, which is a natural question after some stocks have doubled in value.

A couple points to remember here is that gold stocks are coming back from very low levels. If you look at Slide 16 we show a price-to-cash flow historical chart there. If you look, historical evaluation levels, price to cash flow there, we see that the stocks are still training at multiples that are below the long-term average and well below the multiples reach during the peak of the bull market.

Like I said, they're rebounding from a very over-sold level. Also, it's important to remember that it isn't uncommon to get spectacular returns at the beginning of a bull market. You can think of it as the first boost the equities get when gold gets going.

Slide 18, I talk about beta investors buy gold equities to gain leveraged exposure to gold. Betas demonstrate that leverage, and now that companies are being managed to maximize profit and returns, the betas have risen again.

If you look at the past few years, they dropped, and for a reason, like I explained, companies weren't really delivering that leveraged exposure. The market punished them for that. Betas are back now. In Slide 19 you can look at the sensitivity of cash flows for companies.

When we want to understand leverage, we look at the cash flow sensitivity of these companies to the gold price. When we see there's a small, let's call it 8 percent, increase in the gold price in this estimate that we have here for the majors at mid-tier.

An 8 percent increase would lead to a 38 percent increase in the 2016 estimated cash flow for the majors in our coverage and a 68 percent increase in the cash flow of the intermediates. You can see how sensitive these companies are and why they trade at the multiples they trade and at the betas they trade.

To close, I would say that in a rising gold price environment, we would expect gold stocks to continue to outperform the metal. What's important to remember, of course, is that leverage works both ways. [laughs] In a declining gold price environment, we would expect the metal to outperform.

Of course, with the higher return for the equities comes, obviously, higher risk that investment in equities represents. I will end with that and hand it over to you, Tom.

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Tom: Excellent. Great, thanks Imaru. Thanks so much. Maybe, Axel, I can come back to you and a lot of advisers are thinking about gold, spot gold versus miners. It's something that fortunately with the explosion of different ETF options that we have, we've got great accessibility to both areas of the market.

Maybe you can touch on that a little bit as they don't always correlate.

Axel: Sure. Imaru alluded to it that in a rising gold environment, the miners might have a higher potential that didn't pan out the last time we had a bull market. This time what's different is, I believe that the miners are much more focused on cost and so you might actually get that inherent leverage.

The key thing that I like to usually mention in this context is not just that they're more volatile, they have a completely different risk profile. As such, it's a question of what is it that you want to have in your portfolio. Do you want to have the physical gold? Do you want to have in miners? In miners, do you want a junior or major mining company?

The miner company, the small, the junior miners, they tend to be speculative bets that they'll strike gold literally speaking. Those companies, not only are they very volatile, they're also very credit dependent because they tend to run out of cash. They burn through cash.

They might need to have their mining operations hedged in order to get a loan. They hope to get acquired by a bigger company. These are all kind of different facets. If they do strike gold, if they are successful, the return potential might be the highest, but with the biggest downside risk.

The more mature players, the bigger mining companies, there is where investors expect to get a little bit more leverage as the price of gold goes, but you do have a higher correlation of equity prices. It's a bit on where one is on these things.

When you go to physical gold or to the spot price of gold, you're getting a return stream that if you take the monthly returns since 1971, when the US went formally off the last bits of the Gold Standards, the monthly return of the price of gold versus the S&P 500 in our calculation is exactly 0.0.

That's really what you get when you invest in spot gold. By the way, the analyzed volatility in gold tends to be, in the long run, about the same as your volatility in the equity markets. Sometimes it's lower, but it can also spike much higher.

When you then go to the miners, you get more than that. I'm not suggesting one is good or one is bad, but it is something to keep in mind as one looks at what is most appropriate for anyone who wants a portfolio.

Tom: Great.

[crosstalk]

Imaru: If I can make a comment.

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Tom: Yes.

Imaru: Sorry, Tom, if I can jump in, of course like some of the gold equity add on this. I would say I agree 100 percent with everything Axel said. It's totally risk profile dependent. What we always say is that we don't ever recommend investors put in all 100 percent of their gold allocations in gold equities or in gold for the matter, or just the metals.

We think the balance of both. Obviously, the lower your risk tolerance, the more you would be exposed to the metal and vice versa. We think a more appropriate combination is a blend of the miners and the metal for the reasons that Axel outlined.

Tom: Excellent, Imaru. A couple of things I want to remind everybody. We've got a lot of great questions, but if you have a question, now's the time to hit that Q&A button, type in your question. The competition for the best question is heating up. Please, if you have a question, just type it in that Q&A box for sure.

We've got a quick polling question for the advisers. What's the primary reason you allocate to gold? Is it for the store of wealth or risk management? Is it portfolio diversification? Is it inflation protection? Is it capital appreciation or for another reason or you just don't allocate to gold at all?

I'll leave that up for a second while I bring Brandon in. Brandon, this has been a great discussion between Imaru and Axel talking about all the characteristics of not just gold itself, but also miners. As a product specialist at VanEck, you've got the great ability to be able to talk product on both of those sides.

Brandon: Yeah, thanks, Tom. I guess that's the reason I'm on, to tie this all together and take some of the concepts that we've discussed throughout the webcast and explain how we at VanEck and Merk Investments as well offer products and investment solutions to clients and investors of all types that allow them to tap in to the various characteristics of both gold mining companies, as well as physical gold.

For those of you that don't know, VanEck was founded back in 1955. Our mission is to offer investors intelligently designed investment strategies that take advantage of targeted market opportunities. We seek to provide long-term superior performance in all offerings and give investors a choice between active and index strategies.

To that end, VanEck entered the market, the whole mutual fund business in 1955, with an international equity mutual fund which provided broad exposure to international companies, which at that time was a novel concept.

With impressive foresight, our firm's founder, John van Eck, converted that fund into the country's first gold equity fund, back in 1968. The VanEck International Investors Gold Fund now has a track record of over 40 years.

Imaru serves on the investment team for the fund, which features industry pros, some of whom have on-the-ground engineering and geology experience. Including Joe Foster, the lead portfolio manager, who has over 35 years of gold-related experience and has been managing the fund since 1996.

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That fund seeks to identify opportunities in the gold mining segment, but also has the unique ability to invest a portion of its assets directly in gold bullion as well. We're proud that that fund was recognized once again this year by Lipper as the best fund in its category based on risk adjusted returns and consistent returns against peers for the 10-year period as of December 31st, 2015.

Fast-forward to 2006, VanEck entered the ETF industry with the launch of the VanEck Vectors Gold Miners ETF, a very popular ticker symbol GDX that many of you may recognize. That ETF was a natural extension of our firm's core competencies.

Our US ETF business has since grown to over 60 ETFs and nearly $30 billion in assets under management. In 2009, as a complement to GDX, our Gold Miners ETF, we launched GDXJ, the VanEck Vectors Junior Gold Miners ETF.

VanEck now offers targeted exposure to the larger, more mature segment of the gold mining space, as well as the more speculative, exploratory companies that are often responsible for gold discovery. Both ETFs are very actively traded with significant liquidity and currently combine for almost $15 billion in assets, at least as of the end of August.

Moving on to the next slide, VanEck also believes very strongly in the merits of the physical commodity gold. That's why in late last year, so late 2015, we partnered with Axel Merk and Merk Investments to begin marketing the VanEck Merk Gold Trust, ticker OUNZ.

While several ETFs have been introduced over the last 10 years or so to provide US investors with direct exposure to physical gold, none offered the innovative patented delivery feature that allows each and every investor in OUNZ to exchange their share if and when they choose for gold and a share of the gold in the ETF.

The ETF was listed back in 2014 and our partnership with Merk Investments began in October of 2015. Launched in 2014 and our partnership began in 2015. Since that time we have talked to many existing VanEck investors and a large number of new clients that have been drawn to its unique delivery feature.

As we've discussed gold is often viewed as a store of wealth and a defensive asset. Many investors have concerns with investing in gold-based ETFs that are really only providing what some coin as paper gold exposure. With OUNZ an investor can, if and when they choose, take delivery of what they already own, which is gold bullion.

Since we have Axel on the call and he was behind the design and the ECC registration of the ETF, I'd love to hand it over to him, so he can provide a few more details on the ETF and a little bit of the background on how delivery work for OUNZ.

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Axel: Sure, Brandon, thank you. Yes, OUNZ is the symbol and we love the product. We worked very, very hard for quite a while to get it to market. What we did is we bridged the world between the institutional world of gold and the investor world of gold.

As many of you know, there's a lot of suspicion in the retail space about, "Is the gold really there?" Part of the reason is because the institutional world doesn't want to be able to retail. Institutional world deals with London Bars. Those are big expensive pieces usually low-grade of gold. Nowadays is a little bit better.

That need to be within the circle of integrity. If they make it outside, they need to be re-assayed. Whereas the retail world, if you or I would like to have a piece of gold, you take either a coin or a 1-ounce, maybe a 10-ounce bar.

What we thought is wouldn't it be great that we have an ETF where we address the concerns that are out there. What we did is literally went through the criticism that's out there, looked to the various gold ETFs. We thought, "Can we design a better product?"

Clearly, we still have to stay within the financial system. We don't have mattresses where we store the gold. We store the gold in London. We do have in OUNZ, we have London Bars. When an investor says, "Oh, I'd like to invest in gold," they can buy OUNZ.

They can also say, "Hey, I'd rather take it home," and because it is a trust, you have a pro-rata ownership in the underlying gold, and you're taking delivery of what you already own. One of the nice features of that is that taking delivery in itself is not a taxable event.

If you were to hold any other gold product and wanted to take delivery, you'd have to sell it, probably pay taxes, and then buy the coin separately. As Brandon pointed out, we've a path on the delivery process and nobody before had bridged that gap.

Our process isn't theoretical. Most people will probably never take delivery, but they like that optionality. In fact, if you look very closely in the market, you might have seen that yesterday the shares outstanding in OUNZ dropped by about 20,000 shares.

That's not because some authorized participant had redemptions. Our basket size is 50,000. It is because somebody requested 198 coins to be delivered to them and that delivery is currently in process. Our feature is a real feature. We encourage it, while at the same time, again, most people rather hold the gold through the ETF.

On that front, we believe we work as efficiently, if not even better at times, than the major gold ETFs. If you look at the market, if we can go here to the slide that's in front of you, you see that the trading volume is decent. It's obviously lower than some other gold ETFs, but it is plenty.

Importantly, what you see here, the average spread is one cent. The way you get such a tight spread is not that there is some magic, but any ETF, including OUNZ, has as tighter market as the market makers' ability to hedge themselves.

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What I mean with that is that when our market makers, the lead market maker is the same as one for the other big gold ETFs, and they hedge their entire gold exposure. They don't exclusively hedge the gold exposure to OUNZ.

They can just piggyback any other gold product on top and they can provide the same liquidity as they provide to any other gold product. That is why even if you have very large orders, you're not going to see the prices budge.

If you look historically, we've had at times very large orders come in. Somebody buys $20 million worth of OUNZ in a day. You wouldn't notice that in the spread moving around. Clearly, you can always give VanEck or us a call to help walk you through how to place an order.

Even if you don't call us up, you should be able to place an order most efficiently. The short of it is the product simply works. You can own it just like through the other gold ETFs. I don't think we mentioned it. The expense ratio's 40 basis points, so that's the same as the biggest player out there.

We believe, because of the extra feature, we're adding more value. We have a couple of other additional minor features. One of them is, unlike the other products, we try to stay away from cash as much as possible, even with the management fee.

The other gold ETFs sell gold to pay the management fee. In our case, we actually get paid in shares. There's an annual dilution of 40 basis points, which basically means we get paid in gold. We believe in our product so much that we get paid in gold, rather than in cash.

That allows the product to avoid dealing with cash just about all the time. I'll pass it to you Tom to manage some questions, otherwise I'll be glad to continue.

Tom: That's great. Let me ask you a question, Axel. Everybody understands this. This is what's ingenious about this product. Historically, there're a lot of people who do like to own the physical gold, like to hold it in their hand.

When you talk about the ETFs, when they initially came out, the physical gold ETFs, it was something that was quite different. The fact that you owned something that actually owned gold, but you didn't have a chance to see this.

What happens is this bypasses that and allows everybody that option of actually owning the physical gold, correct?

Axel: The beauty about gold is that it doesn't have counterparty risk. The problem with gold is the moment you touch it, it introduces counterparty risk. If you buy a coin, if you own a coin, people say, "Oh, I only like to have the coin at home." That's great if it's a single coin. You can put it in your safe. You can put it under a pillow.

What about if you want to have a five percent or higher allocation of your portfolio to gold and you actually have a substantial amount of money? Are you going to put substantial wealth under your pillow? Then, you got to buy a gun. Then you got to have insurance or this or that.

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You start worrying about storage. How do you defend against theft or losses? Anything you do takes some sort of compromise. The gold ETF, I believe, chooses features that we believe are embraced by many investors because you have it professionally stored in a secure place.

If you change your mind and you'd rather have it delivered, you can do that. The delivery fees on OUNZ, in our view, are very reasonable. The person who just took 198 ounces...We have London Bars and you can swap that into coins. That person chose gold eagles.

Gold eagles are priced at $60 an ounce premium. You do have to pay the difference between the spot price of gold and which ounce is holding to the London Bars and those coins. If you go to any major website and look for the price of an American gold eagle, you'll see that the $60 an ounce is right there.

We're not particularly expensive. Some media coverage has said that we are a tad expensive. They don't understand the concept that a coin trades at a premium. Yes, we do have some minimum fees, but we do allow as little as one ounce to be delivered.

Except, of course, we do have to recover our fees if we do that, and so that's a tad more expensive. It's not expensive to take delivery. Many people choose that if they own a bigger chunk, you own it through an ETF. Through OUNZ, you have that additional option that you can take delivery.

Tom: Great, understand. We've got some great questions. I want to thank everybody for stepping up. If I could, I'd like to throw out a few. The first one, I just asked you. Here's one, how are gold ETFs audited? Are there actually more ETFs shares out there than gold ounces in these trust banks? Maybe you can talk a little bit about that, Axel.

Axel: There're two types of audits that every gold ETF goes through. Then, I'll specifically talk about what we do. I can't speak for the other gold ETFs. There's a financial audit and there's a physical gold audit. On the financial side, we just filed our 10-Q for the most recent quarter and all the financials are being disclosed.

That follows standard accounting principles, GAAP principles. Then, on the physical side, there are periodic physical gold audits. Whenever the fiscal year's over, you have a reputable company. There's a British company that's the market leader in that. There're some other firms that do it as well.

That comes in and counts the gold. They do selective testing. They compare the bar list. That's called a scheduled audit. On top of that, there are what's called unscheduled, surprise audits. We had one just recently. On our website it's the most recent report.

With a day's notice, the auditor calls up and says, "Hey, I'd like to come in. I'd like to count the gold and do the same sort of audit just on an unscheduled basis." Thirdly, what we do at OUNZ, that representative of Merk Investments, and this case it's historically being me personally.

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Go to London and inspect the vault, inspect the gold to make sure it's there. There are these different layers that happen. This is addressing probably criticism of some of the folks. In order to do that, we say, "If you want to make sure your gold is there, why don't you ask to have it delivered."

That's why we have that feature. It's not just a theoretical feature. It's a real feature, practical feature. It's priced and we would believe it's a reasonable pricing scheme, so that people can do it if they want to do it.

Tom: Brandon, Imaru, I'd love you to weigh in on this. There're a lot of questions about gold versus gold mutual funds or really gold miners I think is what they mean. You folks talked to thousands of advisers every year.

What's the best approach to handling that as you talk about your portfolio of construction and the fact that they don't always correlate?

Brandon: Yes, Tom, this is Brandon. This was touched on a little bit by Axel earlier, miners and gold bullion are very much related, but they have very different risk profiles. That's what we tend to try to remind clients and make sure they are fully aware of what they are interested in achieving by investing in the various forms of gold ownership.

Gold miners have inherent market risks that gold bullion on itself does not have to deal with. For the various aspects and characteristics of gold investing, one might be more appropriate than the other. Gold bullion, the physical metal is often looked to as a safe haven asset. We often refer to it as a safety or insurance policy.

Gold bullion is probably the most appropriate way to access that characteristic, but gold miners also have a very different risk profile and that played out this year with the returns that have come with those investments.

We've seen significant capital appreciation this year, so there's investors that do look at different characteristics both fundamental and macro influences that may impact gold price, and Gold Miners have historically had higher beta to gold, so you are getting that leverage exposure.

It's really a balance of what you are looking for in an investment and we very much believe in both means of access and that's why we've offered Gold Miners for quite some time. We are very happy now to offer a gold bullion option to investors.

Tom: You've got a whole team, Brandon, that if advisers are trying to go through the research, and the questions, and how to work through that. You have people that will actually help advisers with their portfolio construction and ideas, correct?

Brandon: That's right. We have a whole team that works with advisers. One thing that I think, VanEck, we are really proud of and what we are really, really thrilled with is that we are extremely approachable. We have provided access of both our active investment teams, and our passive investment teams, as well as our entire client support ecosystem.

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We provided very, very high levels of access to our clients and work very closely with them. I think that bears out in our different relationships particularly on the commodity side of the investment universe. We are very happy to help.

If anyone does have questions please do reach out directly to VanEck or Merk and you can certainly submit questions here and we'll for sure follow up with you.

Tom: Absolutely. Again we've got some fantastic questions. Here's one, gold seems to follow the dollar. What's the projected path of the dollar in the next three to six months?

Axel: I can hold an entire webinar -- and I will -- on that. I'd like to remind people that when we talk about the dollar we tend to talk about the dollar index. The dollar index has a very high composition of the Euro, and so the Euro and gold actually tend to be very highly correlated. In the peak of the Euro zone debt crisis that correlation was there.

Now, that said, which some people scratch that of course they didn't want to replace gold with the Euro and vice versa, but that said those correlations do more in and out, and so they are even when it comes the way diversified portfolio of currencies including gold they all play their own role in that and different dynamics that impact that.

I think it was a little bit beyond the scope of this session to go too much into that. That said, the dollar in general depending on which metric you use, the dollar index or a trade weighted index has been at extremes.

What I mean with that is we are more than two standard deviations out on the upside versus the historic average and if I look at the history that hasn't been sustainable. I do happen to believe that despite the fact that we are hiking rates in the US potentially that that is fizzling out the uptrend of the dollar.

The key reason is because there's so much "good news" price into the dollar. If people paid attention to what Mr. Draghi, the European Central Bank said. He said, "There's not so much fragmentation in the markets anymore." Suddenly the Euro had jumped a bit. It's now coming down a little bit for the day as we are talking.

The thing here is that we might be near the bottom of the easing cycle in much of the rest of the world and we might be more to toss the top of the tightening cycle in the US. That's a controversial point of view to take these days, because clearly we have plenty of issues in many parts of the world.

As a part of that that the policies they apply to the rest of world are simply not working, and so even if the Japanese lower rates more that doesn't necessarily reflect into more easing. That's why we are going to see some moves in the markets that might surprise investors that think that the dollar is going to go through the roof because everything is so great in the US.

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Tom: That sounds great. We've only got a few more minutes, and I wanted to share some of the results of the polling questions. First of all, how do you prefer to access gold? 65 percent of advisers on the call today said ETFs, and only 14 percent in second place said mutual funds.

When you hear that type of response, obviously at ETF trends, we've got a lot of ETF-centric advisers, but are you seeing, Brandon, that more and more advisers are embracing ETFs for gold access?

Brandon: Yeah, certainly. Gold miners in and of themselves can fit in pretty much any structure, but physical gold can be limiting from a regulatory and tax perspective for different structures, so the ETF structure, as is the case in many different asset classes, has solved that problem.

Through the grant or trust structure that was brought to market nearly 10 years ago for this particular exposure, and that tends to be where investors look.

Tom: Yep. The next question is what's the primary reason you allocate to gold? 55 percent said portfolio diversification, and this in second place was almost a tie between store of wealth and risk management and the fact that only 12 percent don't allocate to gold. Again, in talking to advisers, is this something that's consistent as far as the feedback?

Brandon: Yeah. I mean one and two store wealth risk management and portfolio diversification at times kind of work hand in hand, and I would expect a lot of that, the reasoning behind those to fall in those two categories.

I don't know, Axel, if you have a varying opinion, knowing you look at a lot of different currency type strategies out there and how investors look at hard assets within a portfolio?

Axel: No, definitely agree when it comes to advisers. A big reason is diversification. When you talk to retail, you do get the store wealth aspect more frequently, and I gather at many [inaudible 59:04] do have a combination of both. Ultimately for professional investors the portfolio diversification aspect is a big chunk of it.

Tom: Great. Folks, I can't believe we're out of time. I want to thank all the advisers that took time out of your day to be part of this. We have a lot of questions that unfortunately we didn't have time to answer, but I just want to tell you somebody from VanEck will call you personally to answer that question for you.

Thank you so much for, again, being part of our webcast today. I want to thank the folks at VanEck, excellent job today and most importantly Imaru, Axel, Brandon. Folks, you did a fantastic job and a great time. This webinar was very, very timely, and I learned a lot. Thank you all, and enjoy the rest of your day.

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Transcription by CastingWords

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.

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